UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 11-K

_________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 000-25597

Umpqua Bank 401(k) and Profit Sharing Plan
(Full title of the Plan)

Umpqua Holdings Corporation
(Name of the issuer of the securities held pursuant to the Plan)

     Umpqua Bank Plaza
One SW Columbia Street, Suite 1200
Portland, OR 97258
(address of principal executive office of the issuer)

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.	The Umpqua Bank 401(k) and Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2009, prepared in accordance with the financial reporting requirements of ERISA.

UMPQUA BANK
401(k) AND PROFIT SHARING PLAN

__________

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
     AND
FINANCIAL STATEMENTS
WITH
SUPPLEMENTAL SCHEDULE

__________

DECEMBER 31, 2009 AND 2008

CONTENTS
PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4– 10

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i) – Schedule of assets (held at end of year)	11– 12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Umpqua Bank 401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Portland, Oregon
June 29, 2010

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

ASSETS
Investments, at fair value:
Mutual funds	$59,319,258	$43,841,689
Common stock	7,968,745	7,947,821
Individually directed accounts	2,051,667	1,591,044
Participant loans	1,654,890	1,207,190

Total investment assets	70,994,560	54,587,744

Receivables:
Accrued earnings	29,654	27,463
Employer contributions	386,857	1,122,080
Employee contributions	24,535	195,640
Due from broker for securities sold	19,237	32,764

Total receivables	460,283	1,377,947

Cash	128,623	64,473

TOTAL ASSETS	71,583,466	56,030,164

LIABILITIES
Due to broker for securities purchased	98,701	268,774

NET ASSETS AVAILABLE FOR BENEFITS	$71,484,765	$55,761,390

See accompanying notes.	2

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$11,541,636
Dividends	144,025
Interest	41,811
Participant loan interest	81,966

11,809,438
Less investment expenses	(15,105)

Net investment income	11,794,333

Contributions:
Employer	1,932,337
Participant	6,225,449
Rollovers	800,942

8,958,728

Total additions	20,753,061

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	4,849,838
Deemed distributions	31,237
Administrative expenses	148,611

Total deductions	5,029,686

CHANGE IN NET ASSETS	15,723,375

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	55,761,390

End of year	$71,484,765

3	See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Umpqua Holdings Corporation and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as plan administrator.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18 and after completing one hour of service.

Contributions – Participants may elect to contribute up to 100% of eligible compensation to the Plan each year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may elect to make discretionary matching and profit sharing contributions to the Plan. Participants must complete at least 250 hours of service during the Plan quarter, and be employed as of the last day of the Plan quarter, to be eligible to receive any matching contributions for that quarter. Participants must complete at least 1,000 hours of service during the Plan year, and be employed as of the last day of the Plan year, to be eligible to receive any profit sharing contributions. Profit sharing contributions are allocated to participants in the same proportion as a participant’s compensation bears to the total of all participants’ compensation. The Company matched 50% of employee contributions, up to 6% of eligible compensation deferred to the Plan for the year ended December 31, 2009. There were no profit sharing contributions for the year ended December 31, 2009.

Contributions are subject to regulatory limitations.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. Vesting in Company contributions is based on years of service pursuant to the following vesting schedule.

Years of Service	Percentage

Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN – (continued)

Participant loans – Participants may borrow from their accounts a minimum of $1,000 up to 50% of participants’ vested accounts, but not in excess of $50,000. Loans are secured by the balance of the participant’s account and bear fixed, reasonable rates of interest, as determined by the plan administrator. The maximum loan term is five years unless the loan term qualifies as a home loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2009, the rates of interest on outstanding loans ranged from 4.16% to 10.25% with various maturities through December 2013.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account balance, or annual installments over a period not more than the participant’s life expectancy (or the assumed life expectancies of the participant and their beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures – Forfeitures are the nonvested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions. During 2009, $119,937 in forfeitures was used to reduce employer contributions. As of December 31, 2009 and 2008, respectively, forfeited nonvested accounts totaled $111,357 and $125,958.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FASB Codification - On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Plan and is effective for interim and annual periods ended after September 15, 2009.

Investment valuation – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of benefits – Benefit payments are recorded when paid.

Expenses – Administrative expenses such as legal and accounting fees are paid by the Company. Transaction fees and investment management fees are paid by the Plan.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Subsequent events - Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

NOTE 3 – INVESTMENTS

Investments – Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2009	2008
Goldman Sachs Financial Square Prime Fund	$10,264,871	$9,216,679
PIMCO Total Return Fund	$8,851,073	$6,850,644
Umqua Holdings Corporation Common Stock	$7,995,565	$7,976,761
Growth Fund of America	$7,430,879	$5,452,033
MFS Value Fund R5	$5,935,355	NA
Vanguard 500 Index Fund	$3,885,096	NA
Dimensional International Value Portfolio	$3,584,133	NA
Dodge & Cox Stock Fund	NA	$4,268,416
Van Kampen Equity and Income Fund	NA	$2,886,942

During 2009, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$11,426,103
Common stock	(325,224)
Individually directed accounts	440,757

Net appreciation in fair value of investments	$11,541,636

NOTE 4 – FAIR VALUE MEASUREMENTS

In accordance with authoritative guidance, the Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4– FAIR VALUE MEASUREMENTS – (continued)

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan adopted clarifying guidance during 2009 which expands disclosures and requires that major categories of debt and equity securities be determined on the basis of the nature and risks of the investments.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Shares of mutual funds are valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

Common stock is valued at the closing price reported on the major market on which the individual securities are traded. Common stock is generally classified within level 1 of the valuation hierarchy.

Money market funds are public investment vehicles valued using $1 for the NAV. The money market fund is classified within level 2 of the valuation hierarchy.

Loans to participants are not actively traded and significant other observable inputs are not available. Thus, the fair value of participant loans is equal to the amortized cost of the loans because the loans are secured by each respective participant’s account balance. Participant loans are classified within level 3 of the valuation hierarchy.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS – (continued)

The following tables disclose by level, the fair value hierarchy, of the Plan’s assets at fair value as of December 31:

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced	$5,069,534	$-	$-	$5,069,534
Blended	12,546,525	-	-	12,546,525
Bond	8,851,073	-	-	8,851,073
Foreign Equity	4,080,106	-	-	4,080,106
Growth	12,391,536	-	-	12,391,536
Value	6,113,916	-	-	6,113,916
Money market funds	-	10,266,568	-	10,266,568
Common stock	7,968,745	-	-	7,968,745
Individually directed accounts
Mutual funds	130,299	-	-
Common stock	1,730,555	-	-
Money market funds	-	190,813	-	190,813
Participant loans	-	-	1,654,890	1,654,890

	$58,882,289	$10,457,381	$1,654,890	$70,994,560

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$34,579,362	$-	$-	$34,579,362
Money market funds		$9,262,327
Common stock	7,947,821	-	-	7,947,821
Individually directed accounts	1,573,492	17,552	-	1,591,044
Participant loans	-	-	1,207,190	1,207,190

	$44,100,675	$9,279,879	$1,207,190	$54,587,744

The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2009:

Participant Loans

Balance, beginning of year	$1,207,190
New loans	1,107,903
Repayments	(710,932)
Interest	81,966
Deemed distributions	(31,237)

Balance, end of year	$1,654,890

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
 NOTES TO FINANCIAL STATEMENTS

NOTE 5 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible that, given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Umpqua Holdings Corporation Stock Fund which is comprised of common stock of the Company.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 9 – RECONCILIATION TO FORM 5500

The following are reconciliations of net assets available for benefits between the financial statements and the Form 5500 as of December 31:

	2009	2008

Net assets available for benefits per financial statements	$71,484,765	$55,761,390
Less benefits payable not included in the financial
statements until paid	(82,057)	(2,658)

Net assets available for benefits per Form 5500	$71,402,708	$55,758,732

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 9 – RECONCILIATION TO FORM 5500 – (continued)

The following is a reconciliation of total deductions for the year ended December 31, 2009:

Total deductions per financial statements	$5,029,686
Investment expenses per the financial statements	$15,105
Benefit payments reported in 2008 but paid in 2009	(2,658)
Benefit payments reported in 2009 but paid in 2010	82,057

Total expenses per Form 5500	$5,124,190

SUPPLEMENTAL SCHEDULE

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
 EIN: 93-0419143
 PLAN NO. 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
YEAR ENDED DECEMBER 31, 2009

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Columbia Acorn Z Fund	Mutual fund	**	$2,090,155
	Davis NY Venture A Fund	Mutual fund	**	2,361,606
	Dimensional International Value Portfolio	Mutual fund	**	3,584,133
	Dreyfus Mid Cap Index Fund	Mutual fund	**	1,124,980
	American Funds Europacific Growth Fund	Mutual fund	**	2,955,126
	Goldman Sachs Financial Square Prime Fund	Mutual fund	**	10,264,871
	Growth Fund of America A Fund	Mutual fund	**	7,430,879
	MFS Value Fund R5	Mutual fund	**	5,935,355
	Riversource Mid Cap Value Fund	Mutual fund	**	178,561
	PIMCO Total Return Fund	Mutual fund	**	8,851,073
	Royce Low Priced Stock Fund	Mutual fund	**	2,715,690
	T Rowe Price Mid Cap Growth Fund	Mutual fund	**	2,870,502
	Vanguard Balanced Index Fund	Mutual fund	**	1,505,251
	Vanguard 500 Index Fund	Mutual fund	**	3,885,096
	Vanguard Money Market Prime Fund	Mutual fund	**	1,697
	VKM Equity & Income Fund	Mutual fund	**	3,564,283
	Acadian Emerging Markets Fund	Mutual fund – IDA	**	4,897
	SSGA Inst Gov Money Market Fund	Mutual fund – IDA	**	94,428
	Charles Schwab Money Market Fund	Mutual fund – IDA	**	96,385
	Charles Schwab US Large Cap ETF	Mutual fund – IDA		2,628
	Charles Schwab Value Advantage	Mutual fund – IDA	**	114,598
	U.S. Global Investors Global Resources Fund	Mutual fund – IDA	**	8,176
*	Umpqua Holdings Corporation	Common stock	**	7,968,745
*	Umpqua Holdings Corporation	Common stock – IDA	**	26,820
	3M Co.	Common stock – IDA	**	74,403
	Allegheny Corp.	Common stock – IDA	**	32,016
	Altera Corporation	Common stock – IDA	**	74,679
	American Express Co.	Common stock – IDA	**	40,520
	Ascent Media Corp.	Common stock – IDA	**	919
	Cisco Systems Inc.	Common stock – IDA	**	9,576
	Coca Cola Co.	Common stock – IDA	**	108,300
	Comcast Corp.	Common stock – IDA	**	87,255
	Direct TV - A	Common stock – IDA	**	72,703
	Discovery Communications, Inc.	Common stock – IDA	**	19,360
	Dresser-Rand Group Inc.	Common stock – IDA	**	15,805
	Ecolab Inc.	Common stock – IDA	**	62,412
	Fidelity National Information Services, Inc.	Common stock – IDA	**	12,658

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
 EIN: 93-0419143
 PLAN NO. 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
YEAR ENDED DECEMBER 31, 2009

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	L-3 Communication Holdings Inc.	Common stock – IDA	**	60,865
	Liberty Global	Common stock – IDA	**	41,468
	Liberty Global – Ser A	Common stock – IDA	**	19,088
	Liberty Media Hold-Cap Ser A	Common stock – IDA	**	13,015
	Liberty Media - Starz Ser A	Common stock – IDA	**	10,061
	McDonalds Corp	Common stock – IDA	**	18,732
	Microsoft Corp	Common stock – IDA	**	103,632
	National Instruments Corp	Common stock – IDA	**	47,120
	Nestle SA Sponsored ADR	Common stock – IDA	**	24,175
	Newfield Exploration	Common stock – IDA	**	67,522
	News Corp A	Common stock – IDA	**	80,771
	Noble Energy Inc.	Common stock – IDA	**	90,449
	Praxair, Inc.	Common stock – IDA	**	88,341
	Progressive Corp	Common stock – IDA	**	35,980
	Teva Pharmaceutical Industries, Ltd.	Common stock – IDA	**	22,472
	Thermo Fisher Scientific, Inc.	Common stock – IDA	**	33,383
	United Health Group Inc.	Common stock – IDA	**	57,851
	Wal-mart	Common stock – IDA	**	85,520
	Waste Management Inc.	Common stock – IDA	**	67,620
	Willis Group Holdings, Ltd.	Common stock – IDA	**	52,760
	W.R. Berkley Corporation	Common stock – IDA	**	32,032
	Yahoo! Inc.	Common stock – IDA	**	40,272
*	Participant loans	4.16% – 10.25%, various maturity date	-	1,654,890

				$70,994,560

*	Indicates party-in-interest
**	Information is not required as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2010	Umpqua Bank 401(k) and Profit Sharing Plan

By: /s/ Steven L. Philpott
Steven L. Philpott
Chair of the Umpqua Bank 401(k) Advisory
Committee, Plan Administrator

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm